Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-132661

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 17, 2006)

1,500,000 Shares

Common Stock

We are offering shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “SBKC.” On May 11, 2006, the last sales price of our common stock as reported on the Nasdaq National Market was $22.16 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement before you make your investment decision.

	Per Share	Total
Price to public	$22.125	$33,187,500
Underwriting discount	$1.217	$1,825,500
Proceeds, before expenses, to Security Bank Corporation	$20.908	$31,362,000

We have granted the underwriter a 30-day option to purchase up to 225,000 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares to purchasers on or before May 17, 2006.

The date of this prospectus supplement is May 11, 2006.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information. We, and the underwriter, are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of each document regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of these securities. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date. Unless the context indicates otherwise, all references in this prospectus supplement to we, our, and us, or the Company refer to Security Bank Corporation, including our wholly owned subsidiaries, Security Bank of Bibb County, Security Bank of North Metro, Security Bank of Houston County, Security Bank of Jones County, Security Bank of North Fulton and Fairfield Financial Services, Inc. on a consolidated basis; except that in the discussion of our capital stock and related matters these terms refer solely to Security Bank Corporation and not to any of our subsidiaries.

In this prospectus supplement we rely on and refer to information and statistics regarding the banking industry, population and household income and the Georgia banking market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock, debt securities, warrants or any combination of the foregoing securities of which this offering is a part. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Information by Reference” on page ii of the accompanying prospectus before investing in our common stock.

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. To understand this offering fully, you should carefully read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and the information incorporated by reference in them, including our consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2005. Unless otherwise indicated, all share information in this prospectus supplement assumes no exercise of the underwriter’s over-allotment option.

Our Company

We are a multi-bank holding company, headquartered in Macon, Georgia, with 20 full service banking offices and 10 loan production offices. Since our formation on February 10, 1994, we have grown in our core markets and made several strategic acquisitions that have expanded our market presence throughout Middle Georgia, as well as to the northern metropolitan area of Atlanta and the southeastern coastal region of Georgia. As of December 31, 2005, we had total assets of approximately $1.66 billion, total deposits of approximately $1.29 billion, and total shareholders’ equity of approximately $179.3 million.

Through our five banking subsidiaries, we operate a general commercial and retail banking business. We provide a full range of lending services, including real estate, and commercial and consumer loans to both individuals and small-to-medium sized businesses located in our markets. We complement our lending operations with a full range of retail and commercial banking products and services, including checking, savings and money market accounts, certificates of deposit, credit cards, individual retirement accounts, safe deposit accounts, money orders and electronic funds transfer services.

Each of our subsidiary banks operates autonomously under the corporate umbrella of Security Bank Corporation. As a result, each bank has its own board of directors and management comprised of persons known in the local community in which that bank operates. We provide significant assistance and oversight, however, to our subsidiary banks in areas such as budgeting, marketing, human resource management, credit administration, operations and funding. This allows us to maintain efficient centralized reporting and policies while maintaining local decision-making capabilities. In addition to our traditional banking services, we also operate Fairfield Financial Services, Inc., which is an interim real estate development lender and a traditional residential mortgage originator with seven stand alone loan production offices and eight loan production offices within our bank branches. Fairfield’s interim lending division is a good complement to our construction and development lending and has grown rapidly in recent years, while maintaining excellent credit quality as demonstrated by Fairfield’s ratio of net charge-offs to total loans not exceeding 0.22% over the last five-year period.

From January 1, 2000 to December 31, 2005, we achieved strong growth and increasing profitability through a combination of internal growth, de novo branching and acquisitions. Specifically, we have:

•	increased our total assets from $410.2 million to $1.66 billion, total deposits from $311.6 million to $1.29 billion and total loans from $318.5 million to $1.28 billion, representing compounded annual growth rates in excess of 32% and, excluding our 2005 acquisitions, in excess of 25%;

•	grown our diluted earnings per share from $0.52 to $1.27, a compound annual growth rate of approximately 19.5%;

•	grown our net income from $3.5 million to $16.2 million, a compound annual growth rate of 36%;

•	expanded our full service branch network from 10 branches to 20 branches; and

•	successfully completed five acquisitions.

Our Market Area

We provide a wide variety of community banking services through 30 full service banking and loan production offices in markets characterized by strong demographics. According to U.S. Census Data, between 2000 and 2005, the State of Georgia had the fourth fastest growing population in the country. According to the same data, Georgia’s population growth is projected to grow at a rate of 11.26% from 2005 to 2010, ranking only behind Nevada, Arizona and Florida. Furthermore, the same data projects the average household income for Georgia residents during the same period to grow at a rate of 20.74%, which would be the tenth fastest in the country.

A substantial portion of our business is drawn from the Middle Georgia counties of Bibb, Houston and Jones, where we are well established with a dominant market share. Based on FDIC deposit data, as of June 30, 2005, we ranked first in Bibb and Jones Counties and second in Houston County by deposits. Moreover, we believe our core markets continue to remain attractive. Although the population of Bibb County is expected to decline slightly over the next five years, the estimated growth in the number of households within a three-mile radius of our Jones and Houston County branches is projected to be 11.0% and 11.7%, respectively, for the period from 2005 to 2010. In addition, weighted household income within the three-mile radius of our Jones, Houston and Bibb County branches is projected to grow by 15.8%, 12.1% and 11.8%, respectively, over the same period. We believe we are the market leader among community banks based in Middle Georgia and we expect to continue to gain market share at the expense of our super-regional and national competitors in our core markets.

We have made a strategic decision to expand into other attractive markets in the State of Georgia on an opportunistic basis, typically in higher growth markets along interstate corridors, where we have significant opportunities for increasing our market share. In the last three years, we have expanded our operations through de novo branching and acquisitions to other expanding markets located in the northern metropolitan Atlanta area (represented in the table below by Cherokee and North Fulton Counties) and the southeastern coastal region of Georgia (represented in the table below by Glynn County). Within a three-mile radius of our existing branches in our northern metropolitan Atlanta franchise, the number of households is expected to grow by 18.5% and weighted household income is expected to grow by 15.6% from 2005 to 2010. We expect our pending acquisition of Homestead Bank to enhance our presence in contiguous markets in our northern metropolitan Atlanta franchise as there is 24.5% projected growth in the number of households and 14.6% projected growth in household income within a three-mile radius of Homestead Bank. Similarly, the number of households and weighted household income within a three-mile radius of our southeastern coastal branches are projected to grow by 7.9% and 11.8%, respectively, over the period 2005 to 2010. Household income is weighted by the number of households in each market. The projected household and household income growth data for the three-mile radius of our branches is from Claritas, Inc.

In addition, we expect to continue to gain market share at the expense of our super-regional and national competitors in the markets we have entered. Set forth below is FDIC deposit market share data for the markets we have entered since 2003:

County	Total depository institutions	Total county branches	Our branches	Total county deposits (1)	Our deposits (1)	Our ranking (1)	Our market share (1)
	(Dollars in thousands)
Cherokee	16	59	1	$2,425,995	$127,683	8	5.26%
North Fulton(2)	22	52	1	5,663,660	85,189	10	1.50%
Glynn(3)	13	37	1	1,353,298	26,029	9	1.92%
Total	43	121	3	5,518,725	238,901	7	4.32%

(1)	Data in the table is as of June 30, 2005, which is the most recent market share information published by the FDIC.
(2)	Data for North Fulton County does not represent Fulton County as a whole and is representative only of the city of Alpharetta, which is comprised of three zip codes—30004, 30005 and 30022.
(3)	The data published by the FDIC does not include our St. Simons Island branch, which we opened in August 2005.

Our Strategy

Our primary goal is to maximize long-term returns to our shareholders. As a result, we understand that our ultimate success depends on our ability to consistently execute our banking business better than our competitors. To ensure the alignment of our management team with long-term shareholder value, our incentive compensation structure for our executive management team is directly tied to the achievement of specified growth rates in our earnings per share. We believe this compensation structure gives us a competitive advantage because our management team remains focused on the disciplined execution of our core banking business and acquisition strategy.

We intend to achieve our goal of maximizing long-term returns to our shareholders by focusing on the following objectives:

Positioning Ourselves as the Bank of Choice. Our guiding objective is to be the bank of choice for all of our customers’ banking needs. We believe customers still want to do business with a person they recognize and they want to feel they are important to us. To accomplish our goal of being the bank of choice, we strive to deliver unparalleled customer service as we anticipate and respond to the diverse banking needs of our customers. By doing so, we believe we can win the loyalty of our customers and their repeat business. Because of our size and autonomous operations, we attract customers from other community banks that lack either the ability to adequately satisfy customer demand for banking convenience and product sophistication or the necessary capital levels needed to meet the significant borrowing needs of their customers. We also attract customers from larger institutions due to our focus on customer service and our localized decision-making capabilities.

Disciplined Execution. We believe that our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Accordingly, we take a methodical and systematic approach to credit approval and loan portfolio management throughout our banking organization. Over the last five years, our ratio of non-performing assets to total loans has not exceeded 1.62% and our ratio of net charge-offs to total loans has not exceeded 0.28%. As evidenced by our net charge-off history, we employ a sophisticated underwriting and approval process and have developed a comprehensive risk management system for monitoring and measuring the adequacy of our allowance for loan losses and anticipating net charge-offs. Although we provide a great deal of autonomy to our banking subsidiaries, we do impose our uniform and disciplined credit approach on our subsidiaries, including any new banks that we acquire.

Growth Strategies. Our experienced management team, competitive position and focus on relationship banking have enabled us to maintain solid, consistent growth over the last several years. We have achieved this growth by expanding existing relationships, increasing our market share and expanding our market presence through successful de novo branching and strategic acquisitions. Specifically, our growth strategies have been and continue to be:

•	Enhancing Existing Relationships. We believe that our competitive position presents significant growth opportunities in our primary market area, particularly in our ability to grow through aggressive cross-selling efforts. We plan to continue to increase business from existing customers by delivering exemplary customer service, developing new products and services and otherwise leveraging our competitive advantage in these markets. For example, due in large part to Fairfield Financial’s “high-touch, rapid response” business model, Fairfield Financial has been able to grow its managed interim lending portfolio to over $217.4 million in five years while maintaining outstanding credit quality. Additionally, our senior loan officers have significant lending experience (in most cases over 20 years) in our markets and we believe we are well positioned to continue strong internal loan growth by meeting the borrowing needs of existing customers.

•	Growth Through Increased Market Share. We expect that the continued consolidation of the banking industry and the resulting customer disruption caused by mergers initiated by super-regional and national competitors will provide opportunities to expand our operations and increase our market share. As these super-regional and national institutions focus on larger corporate customers and standardized loan and deposit products, we believe we have an opportunity to compete effectively for the business of small and medium-sized businesses and to increase our market share in both our well established markets and our new markets.

•	Growth by Acquisition. We will continue to seek and evaluate strategic acquisition targets as opportunities arise. We are focused on expansion opportunities outside of Middle Georgia in geographic areas with favorable demographic data and in which consolidation in the banking industry would position us to gain market share. We focus our acquisition strategy on high quality community banks with proven management teams that view us as a partner, rather than as an exit strategy. Our strategy is to maintain the management team of each acquired bank, allowing it to retain its local and entrepreneurial identity. Our management incentive compensation plan fosters our disciplined approach in pricing our transactions and discourages dilutive transactions. We have successfully completed five acquisitions since 2000.

Recent Developments

On April 19, 2006, we reported our results of operations as of and for the quarter ended March 31, 2006. As reported, our net income for the first quarter of 2006 was approximately $5.1 million, an increase of $1.7 million, or 51%, over our net income for the first quarter of 2005. Diluted earnings per share were $0.35, an increase of 21% from $0.29 for the first quarter of 2005. Our net interest income (on a fully tax equivalent basis) for the first quarter of 2006 was approximately $16.8 million, an increase of 51% over the first quarter of 2005. As of March 31, 2006, our total assets were approximately $1.91 billion, an increase of 71% from March 31, 2005 levels. Our total loans, excluding loans held for sale and the allowance for loan losses, grew by $579.2 million to approximately $1.47 billion at March 31, 2006, an increase of 65% since March 31, 2005 and our total deposits grew approximately $623.3 million, or 69%, to approximately $1.53 billion during the same time period, with balanced growth across both transaction and time deposit categories. Our total assets, total loans and total deposits as of March 31, 2006 include purchase accounting adjustments reflecting our acquisition of Neighbors Bancshares, Inc., discussed further below, which for accounting purposes was effective March 31, 2006. Excluding our acquisition of Neighbors, as of March 31, 2006, our total assets, loans and deposits were approximately $1.77 billion, $1.37 billion and $1.42 billion, respectively.

On April 10, 2006, we closed our acquisition of Neighbors Bancshares, Inc. and its wholly owned subsidiary Neighbors Bank. Neighbors is located in Alpharetta, Georgia, a northern suburb of Atlanta, and had total assets of approximately $122.1 million, total loans of $102.3 million, total deposits of $110.9 million and shareholders’ equity of $9.1 million as of March 31, 2006 (Neighbors’ total assets and shareholders’ equity exclude purchase accounting adjustments). In connection with the acquisition, we issued to Neighbors’ shareholders an aggregate of 1,233,404 shares of our common stock and approximately $1.8 million in cash. Effective April 24, 2006, we changed the name of Neighbors Bank to Security Bank of North Fulton.

On April 19, 2006, we announced the execution of a definitive agreement to acquire Homestead Bank, a Georgia state-chartered bank located in Suwanee, Georgia, with approximately $258.9 million in total assets, total loans of $215.9 million, total deposits of $214.8 million and shareholders’ equity of $20.9 million as of March 31, 2006. The value of the consideration, as of the date of the definitive agreement, to be paid to the Homestead Bank shareholders is approximately $50.0 million, approximately 79% of which will be paid in shares of our common stock, with the remainder to be paid in cash. We expect the acquisition of Homestead Bank will be consistent with our growth strategy and that it will be accretive to earnings within the first year and we expect to recover the tangible book value dilution within two to five years of completion of the acquisition. We expect to close this transaction in the third quarter of 2006, subject to the approval of the shareholders of Homestead Bank, regulatory approvals and other customary closing conditions.

Corporate Information

Our executive offices are located at 4219 Forsyth Road, Macon, Georgia 31210, and our telephone number is (478) 722-6200. Our website is www.securitybank.net. Information on our website is not incorporated herein by reference and is not a part of this prospectus supplement.

The Offering

Common stock offered by us	1,500,000 shares

Common stock to be outstanding after the offering(1)	17,282,689 shares

Net proceeds	The net proceeds from this offering will be approximately $31.0 million based on the offering price of $22.125 without giving effect to any exercise of the underwriter’s over-allotment option.

Use of proceeds

We plan to use the net proceeds from this offering for general corporate purposes to support growth opportunities at our subsidiaries and to finance the cash portion of our proposed acquisition of Homestead Bank. We may also use the net proceeds to finance future acquisitions. See “Use of Proceeds.”

Nasdaq National Market Symbol	SBKC

(1)	The number of shares of common stock that will be outstanding after this offering includes 15,782,689 shares outstanding as of May 11, 2006, but does not include:

•	225,000 shares of common stock issuable pursuant to the underwriter’s over-allotment option; and

•	796,000 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price of $13.10, which have been granted and remained outstanding as of March 31, 2006.

Risk Factors

Before investing you should carefully consider the matters set forth under “Risk Factors” beginning on page S-12 of this prospectus supplement for a discussion of risks related to an investment in our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary historical consolidated financial data and summary performance, asset quality and other information at and for the periods indicated. You should read this data in conjunction with our consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2005. See “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” on page ii of the accompanying prospectus. The financial information presented in the table below is not necessarily indicative of the financial condition or results of operations of any other period.

	At or For the Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Selected Balance Sheet Data:
Assets	$1,662,413	$1,063,485	$911,269	$581,319	$504,762
Investment securities	150,986	111,412	102,855	53,905	51,041
Loans receivable (net of unearned income)	1,277,681	853,272	709,130	474,401	419,306
Allowance for loan losses	16,148	10,903	9,407	5,480	4,099
Goodwill and other intangible assets, net	79,269	29,164	25,631	1,900	848
Deposits	1,291,253	842,558	743,301	440,595	375,065
Borrowings and securities sold under agreements to repurchase	130,903	88,947	67,429	77,753	90,418
Subordinated debentures	41,238	18,557	18,557	18,557	0
Shareholders’ equity	179,305	106,671	75,809	39,548	34,777
Selected Results of Operations Data:
Interest income	78,192	53,926	42,894	32,920	33,608
Interest expense	27,839	14,373	12,912	12,110	16,586
Net interest income	50,353	39,553	29,982	20,810	17,022
Provision for loan losses	2,833	2,819	2,859	2,603	1,912
Net interest income after provision for loan losses	47,520	36,734	27,123	18,207	15,110
Other income	16,603	14,814	17,302	13,146	11,147
Other expenses	38,628	32,289	30,840	23,022	19,397
Income before income taxes	25,495	19,259	13,585	8,331	6,860
Income taxes	9,310	6,940	4,938	3,065	2,518
Net income(1)	16,185	12,319	8,647	5,266	4,342
Per Share Data:
Earnings:
Basic(1)	1.31	1.10	0.99	0.77	0.65
Diluted(1)	1.27	1.07	0.96	0.76	0.64
Dividends	0.26	0.22	0.20	0.17	0.15
Book value	12.46	9.15	7.54	5.82	5.15
Tangible book value	7.08	6.68	5.02	5.54	5.03
Weighted average shares outstanding:
Basic	12,393,980	11,156,372	8,725,276	6,779,220	6,745,938
Diluted	12,736,545	11,482,830	8,993,832	6,912,492	6,752,102
Performance Ratios:
Return on average assets(1)	1.31%	1.27%	1.16%	1.03%	1.00%
Return on average equity(1)	12.80%	13.04%	14.27%	14.11%	13.05%
Return on average tangible equity	19.40%	18.72%	18.54%	14.78%	13.41%
Net interest margin(2)(7)	4.46%	4.45%	4.40%	4.38%	4.24%
Interest rate spread(3)(7)	4.07%	4.18%	4.12%	3.96%	3.48%
Efficiency ratio(4)(7)	57.42%	59.00%	64.81%	67.38%	68.38%
Average interest-earning assets to average interest-bearing liabilities	115.84%	117.08%	114.70%	116.92%	118.61%
Average loans to average deposits	100.28%	100.21%	103.09%	108.30%	107.47%

(footnotes on following page)

	At or For the Year Ended December 31,
	2005	2004	2003	2002	2001
Asset Quality Ratios:
Nonperforming loans to net loans(5)	0.55%	0.73%	0.59%	0.92%	0.82%
Nonperforming assets to total assets(6)	0.56%	0.77%	0.90%	1.08%	1.22%
Net charge-offs to average total loans	0.12%	0.17%	0.32%	0.28%	0.23%
Total allowance for loan losses to total nonperforming loans	230.78%	175.46%	224.99%	125.75%	119.57%
Total allowance for loan losses to total loans receivable	1.26%	1.28%	1.33%	1.16%	0.98%
Capital Ratios:
Average equity to average assets	10.21%	9.72%	8.11%	7.27%	7.63%
Average tangible equity to average tangible assets	6.98%	6.98%	6.37%	6.96%	7.44%
Leverage ratio	9.72%	9.58%	7.85%	8.94%	7.66%
Tier I risk-based capital ratio	10.12%	10.27%	8.93%	10.25%	8.02%
Total risk-based capital ratio	11.27%	11.40%	10.33%	12.60%	9.00%

(1)	Beginning in 2002, new accounting standards eliminated the amortization of goodwill, which is included in previous years’ net income and returns.
(2)	Net interest income divided by average interest-earning assets.
(3)	Yield on interest-earning assets less cost of interest-bearing liabilities.
(4)	Other expenses divided by net interest income and other income.
(5)	Nonperforming loans include nonaccrual loans and loans past due 90 days or more and still accruing interest.
(6)	Nonperforming assets are nonperforming loans plus other real estate owned.
(7)	Calculated on a fully tax equivalent basis.

GAAP Reconciliation and Management Explanation

Certain information included in our summary consolidated financial data is determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “return on average tangible equity,” “tangible book value per share” and “average tangible equity to average tangible assets.” We use these non-GAAP measures in our analysis of our performance.

•	“Tangible book value per share” is defined as total equity reduced by recorded goodwill and intangible assets divided by total common shares outstanding. This measure is important to many investors in the marketplace that are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company. For companies such as ours that have engaged in multiple business combinations, purchase accounting requires the recording of significant amounts of goodwill related to such transactions.

•	“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets. We include this measure because we believe it is important when measuring our performance exclusive of the effects of goodwill and other intangibles recorded in recent acquisitions, and this measure is used by many investors as a part of their analysis of our performance.

•	“Average tangible equity to average tangible assets” is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors that are interested in the equity to asset ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures that may be presented by other companies. The following Reconciliation Table provides a more detailed analysis of these non-GAAP performance measures.

Reconciliation Table

	For Years Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Book value per common share	$12.46	$9.15	$7.54	$5.82	$5.15
Effect of intangible assets per share	(5.38)	(2.47)	(2.52)	(0.28)	(0.12)
Tangible book value per share	$7.08	$6.68	$5.02	$5.54	$5.03

Average equity	$126,461	$94,453	$60,581	$37,318	$33,281
Average intangible assets	(43,025)	(28,643)	(13,943)	(1,693)	(901)
Average tangible equity	$83,436	$65,810	$46,638	$35,625	$32,380

Return on average equity	12.80%	13.04%	14.27%	14.11%	13.05%
Effect of average intangible assets	6.60%	5.68%	4.27%	0.67%	0.36%
Return on average tangible equity	19.40%	18.72%	18.54%	14.78%	13.41%

Average equity to average assets	10.21%	9.72%	8.11%	7.27%	7.63%
Effect of average intangible assets	(3.23)%	(2.74)%	(1.74)%	(0.31)%	(0.19)%
Average tangible equity to average tangible assets	6.98%	6.98%	6.37%	6.96%	7.44%

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference in them. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market area, including the loss of certain significant employers, such as Brown & Williamson Tobacco Corporation, which will cease operations later this year, could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Any adverse market or economic conditions in the State of Georgia may disproportionately increase the risk that our borrowers are unable to make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2005, approximately 87.8% of our loans held for investment were secured by real estate. Of the commercial real estate loans in our portfolio, approximately 26% represents properties owned and occupied by businesses to which we have extended loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Georgia could adversely affect the value of our assets, revenues, results of operations and financial condition.

Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect profitability. In addition, a significant portion of our primary business area is located near Robins Air Force Base, one of the largest employers in Georgia, and many of our customers are financially dependent, directly and indirectly, on the continued operation of Robins Air Force Base. Military installations, such as Robins Air Force Base, are subject to annual review and potential closing by the United States Congress. The closing of Robins Air Force Base, or a significant reduction in the operations conducted there may result in, among other things, deterioration in our credit quality or a reduced demand for credit and may harm the financial stability of our customers. Due to our limited market area, these negative conditions may have a more noticeable effect on us than would be experienced by an institution with a larger, more diverse market area.

We may face risks with respect to future expansion and acquisitions or mergers.

We continuously seek to acquire other financial institutions or parts of those institutions and may engage in de novo branch expansion in the future. We may also consider and enter into new lines of business or offer new products or services. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance that such expansion will result in the levels of profits we seek. There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. There is no assurance that, following any future mergers or acquisitions, our integration efforts will be successful or that our company, after giving effect to any merger or acquisition, will achieve profits comparable to or better than our historical experience.

Combining acquired companies may be more difficult, costly, or time-consuming than we expect.

We have executed a definitive agreement to acquire Homestead Bank, located in Suwanee, Georgia. We and Homestead Bank have operated, and, until completion of the merger, will continue to operate, independently. In addition, in May 2005, we acquired SouthBank in Woodstock, Georgia, which now operates as Security Bank of North Metro; in December 2005, we completed the acquisition of Rivoli BanCorp, Inc. and its subsidiary, Rivoli Bank & Trust, which operates as Security Bank of Bibb County and in April 2006, we completed the acquisition of Neighbors Bancshares, Inc. and its subsidiary, Neighbors Bank, which now operates as Security Bank of North Fulton. It is possible that the integration process for these acquisitions could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, procedures and policies that would adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. If we have difficulties with the integration process, we might not achieve the economic benefits expected to result from these acquisitions or any future acquisitions. As with any merger of banking institutions, there also may be business disruptions that cause us to lose customers or cause customers to remove their deposits or loans from our banks and move their business to competing financial institutions.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth, including our growth through acquisitions, may distort some of our historical financial ratios and statistics. For example, our earnings grew by more than 365% from 2000 to 2005. Our strong performance during this time period was, in part, the result of an extremely favorable residential mortgage refinancing market, our successful acquisitions of Security Bank of Jones County and Security Bank of North Metro and our de novo entry into Glynn County, which is in southeastern coastal Georgia. In the future, we may not have the benefit of a favorable interest rate environment, a strong residential mortgage market, or the ability to find suitable candidates for acquisition. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, if needed, we cannot assure you of our ability to raise additional capital on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Changes in interest rates may negatively affect our earnings and the value of our assets.

Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. Market rates have been at historically low levels. Since June 30, 2004, however, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) has increased its target federal funds rate 16 times, from 1.00% to 5.00%. While the federal funds rate and other short-term market interest rates, which we use to guide our deposit pricing, have increased, intermediate- and long-term market interest rates, which we use to guide our loan pricing, have not increased proportionately. This has led to a “flattening” of the market yield curve, which has even “inverted” recently as short-term rates have exceeded long-term rates over an intermediate maturity horizon. The flat yield curve may hurt our interest rate spread and net interest margin because the interest rates we pay on our deposits have repriced upwards faster than the interest rates that we earn on our loans and investments. If short-term interest rates continue to rise so that the yield curve remains relatively flat or inverts further, we would expect that our net interest spread and net interest margin would continue to compress, which would hurt our net interest income.

Residential mortgage originations generated $4.5 million, or 4.8%, of our gross revenue in 2005. We expect to originate fewer residential real estate loans. Accordingly, a period of rising interest rates would negatively affect our residential mortgage origination business.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions or upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Our loan portfolio includes a substantial amount of commercial and industrial loans, which include risks that may be greater than the risks related to residential loans.

Our commercial and industrial loan portfolio was $106.3 million at December 31, 2005, comprising 8.3% of total loans. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of financial and credit risks than home equity loans or residential mortgage loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risk for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

We face regulatory risks related to our commercial real estate loan concentrations.

Commercial real estate or “CRE” is cyclical and poses risks of possible loss due to concentration levels and similar risks of the asset, especially since 71.4% of our loan portfolio consisted of CRE loans at December 31, 2005. The banking regulators have begun giving CRE lending greater scrutiny, and may require banks with higher levels of CRE loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly requiring higher levels of allowances for possible loan losses and capital levels as a result of CRE lending growth and exposures.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses, which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses was $16.1 million, $10.9 million and $9.4 million as of December 31, 2005, 2004 and 2003, respectively.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

If we are unable to increase our share of deposits in our markets, we may accept out of market and brokered deposits, the costs of which may be higher than expected.

We can offer no assurance that we can maintain or increase our market share of deposits in our highly competitive market areas. If we are unable to do so, we may be forced to accept increased amounts of out of market or brokered deposits. As of December 31, 2005, we had approximately $330.8 million in out-of-market deposits, including brokered deposits, which represented approximately 25.6% of our total deposits. Typically, the cost of out-of-market and brokered deposits exceeds the cost of deposits in our local market. In addition, the cost of out-of-market and brokered deposits can be volatile, and if we are unable to access these markets or if our costs related to out-of-market and brokered deposits increases, our liquidity and ability to support demand for loans could be adversely affected.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. Price competition for loans might result in us originating fewer loans, or earning less on our loans, and price competition for deposits might result in a decrease in our total deposits or higher rates on our deposits. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance that this strategy will be successful.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. In order to comply with the Sarbanes-Oxley Act, we no longer use our independent auditors for internal audit and internal controls functions. As a result, we have experienced greater compliance costs and we can give no assurances that the effectiveness of our internal audit and internal controls functions will remain the same as when those functions were performed by our independent auditors.

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, beneficially owned approximately 15.6% of our outstanding common stock as of March 31, 2006. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

Additionally, the directors of Security Bank of Jones County have agreed that as long as they serve as directors on our board or one of the boards of our subsidiaries that they will vote all of the shares of our common stock owned by them in accordance with the recommendation of our board of directors through our annual meeting in 2007. As of December 31, 2005, the total number of shares of our common stock that were subject to these voting agreements was 1,167,011 shares or 8.11% of our outstanding stock at that time.

Risks Related to an Investment in Our Common Stock

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our five bank subsidiaries to pay dividends to us is limited by their obligations to maintain sufficient capital and by other general restrictions on their dividends that are applicable to Georgia banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

We may issue additional shares of our common stock in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

Our articles of incorporation authorize our board of directors, without shareholder approval, to, among other things, issue additional common stock or issue preferred stock in connection with future equity offerings and acquisitions of securities or assets of other companies.

From time to time, we expect to issue additional equity securities to raise additional equity to support our portfolio. In addition, historically the majority of the consideration we have paid in our acquisitions has been paid in shares of our common stock. The issuance of any additional shares of common stock could be substantially dilutive to our common shareholders if they elect not to invest in future offerings. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock.

We may issue debt and equity securities, which are senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your shares of common stock and diluting your interest in us.

USE OF PROCEEDS

The net proceeds from the sale of our common stock in this offering will be approximately $31.0 million after deducting the underwriting discount and our estimated offering expenses. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $35.7 million.

We intend to use the net proceeds from this offering for general corporate purposes, which may include, among other things, supporting the loan and deposit growth of our banking subsidiaries. Additionally, we intend to use approximately $10.7 million of the net proceeds to finance the cash portion of our proposed acquisition of Homestead Bank and may use an additional portion of the net proceeds to finance future acquisitions. Although our growth strategy contemplates future acquisitions, we have no present agreements or definitive plans relating to any acquisitions, other than the pending Homestead Bank acquisition.

Our management will retain broad discretion in the allocation of the net proceeds of this offering. Until we designate the use of net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of other securities.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on the Nasdaq National Market under the symbol “SBKC.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as quoted on Nasdaq, and the cash dividends declared per share. Amounts have been restated to reflect the pro forma effect of our two-for-one stock split effected on May 27, 2005:

	High	Low	Cash Dividends Per Share
2006
Second quarter*	$25.49	$21.94	$—
First quarter	25.27	21.30	0.075

2005
Fourth quarter	$26.00	$21.25	$0.065
Third quarter	25.39	21.78	0.065
Second quarter	24.00	17.71	0.065
First quarter	21.22	19.85	0.065

2004
Fourth quarter	$21.65	$16.97	$0.055
Third quarter	18.00	15.62	0.055
Second quarter	17.77	14.34	0.055
First quarter	16.00	14.53	0.055

*	Through May 11, 2006

We had approximately 3,475 beneficial owners of our common stock on April 19, 2006, which includes approximately 1,917 record holders. The last sales price of our common stock as reported by Nasdaq on May 11, 2006 was $22.16.

We intend to continue paying cash dividends, but make no assurances that we will continue to do so in the future. The amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of various factors, including our financial condition and results of operations, investment opportunities available to us, capital requirements, tax considerations, results of regulatory examinations and general economic conditions.

Generally, we will not pay cash dividends except from earnings and under the terms of our long-term debt and trust preferred securities. If we do not make interest payments on our subordinated debt and trust preferred securities, we will be prohibited from paying dividends on our common stock. In addition, our ability to pay dividends depends upon the ability of our subsidiaries to pay dividends to us and our borrowing capacity. Because our subsidiary banks are subject to various state and federal banking laws and regulations, the ability of these subsidiaries to pay dividends may be limited or otherwise restricted. Applicable federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. State and federal statutes and regulations also provide that dividend payments of our subsidiary banks require approval of dividend payments under specific circumstances.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2005 on three bases:

•	on an actual basis;

•	on an as adjusted basis to give effect to the receipt of the net proceeds from the offering and our acquisition of Neighbors; and

•	on a pro forma as adjusted basis to give effect to the receipt and application of the net proceeds from the offering, the acquisition of Neighbors and the acquisition of Homestead Bank.

The as adjusted capitalization reflects that 1,500,000 shares of common stock are sold by us at the offering price of $22.125 per share and that the net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately $31.0 million. In connection with the acquisition of Homestead Bank, the pro forma as adjusted capitalization assumes the issuance of 1,638,500 shares of common stock, representing the maximum number of shares to be issued pursuant to the acquisition agreement, at the offering price of $22.125.

	December 31, 2005
	Actual	As Adjusted(1)	Homestead Pro Forma As Adjusted(1)
	(Dollar amounts in thousands, except per share data)
Long-Term Indebtedness:
Junior subordinated debentures(2)	$41,238,000	$41,238,000	$41,238,000

Shareholders’ Equity:
Common stock; $1.00 par value; 25,000,000 shares authorized; 14,406,696 shares issued; 17,140,100 shares issued as adjusted; 18,778,600 shares issued pro forma as adjusted	14,406,696	17,140,100	18,778,600
Additional paid-in capital	121,480,964	180,507,845	215,121,158
Retained earnings	45,569,642	45,569,642	45,569,642
Restricted stock – unearned compensation	(222,860)	(222,860)	(222,860)
Accumulated other comprehensive income	(1,599,442)	(1,575,442)	(1,726,442)

	179,635,000	241,419,285	277,520,098
Treasury stock (19,736 shares)	(330,128)	(330,128)	(330,128)

Total shareholders’ equity	179,304,872	241,089,157	277,189,970

Total capitalization(3)	$220,542,872	$282,327,157	$318,427,970

Book value per share	$12.46	$14.08	$14.78

Capital Ratios:
Tier I capital to risk adjusted assets	10.12%	12.01%	11.00%
Total capital to risk adjusted assets	11.27%	13.14%	12.11%
Tier I capital to average tangible assets	9.72%	11.56%	10.68%

(1)	Assumes no exercise of the underwriter’s over-allotment option. If the underwriter exercises its over-allotment option in full, 1,725,000 shares of common stock would be sold, resulting in estimated net proceeds of $35.7 million.
(2)	Consists of debt issued in connection with our $40.0 million of trust preferred securities.
(3)	Includes total shareholders’ equity and junior subordinated debentures.

UNDERWRITING

The underwriter for this offering is Sandler O’Neill & Partners, L.P. Subject to the terms and conditions contained in the underwriting agreement between us and the underwriter, the underwriter has agreed to purchase from us, and we have agreed to sell to the underwriter, 1,500,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriter are true and agreements have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents to the underwriter.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus supplement, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until this option is exercised.

Our common stock is listed on the Nasdaq National Market under the symbol “SBKC.”

Over-Allotment Option. We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 225,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus supplement. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of our common stock offered by this prospectus supplement.

Commissions and Expenses. The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a concession not in excess of $0.60 per share. The underwriter may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares of our common stock.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$22.125	$33,187,500	$38,165,625
Underwriting discount payable by us	$1.217	$1,825,500	$2,099,325
Proceeds to us before expenses	$20.908	$31,362,000	$36,066,300

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $400,000, and are payable by us.

Indemnity. We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement. We, and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus supplement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of common stock or warrants or other rights to purchase our common stock or other similar securities without, in each case, the prior written consent of Sandler O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 90-day restricted period described above will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

Stabilization. In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriter. The underwriter and some of its respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services. We have recently engaged the underwriter for financial advisory services in connection with our acquisitions of Rivoli Bancshares, Inc., Neighbors Bancshares, Inc., SouthBank and Homestead Bank.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriter by Troutman Sanders LLP, Atlanta, Georgia. Troutman Sanders, counsel for the underwriter, has also provided us with legal advice in connection with our acquisitions of Neighbors Bancshares and Homestead Bank and certain matters unrelated to this offering.

EXPERTS

The audited consolidated financial statements of Security Bank Corporation and its subsidiaries as of December 31, 2005 and 2004 and each of the years in the three-year period ended December 31, 2005 and Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated by reference in this prospectus supplement and accompanying prospectus have been audited by McNair, McLemore, Middlebrooks & Co LLP, independent registered public accountants, as set forth in their report thereon, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

Common Stock

Senior Debt Securities

Subordinated Debt Securities

Warrants

Units

We may offer and sell, from time to time, common stock, senior or subordinated debt securities (which we may issue in one or more series) and warrants, as well as units that may include any combination of these securities. The debt securities, warrants and units may be convertible into or exercisable or exchangeable for our common stock or other securities. Our common stock is traded on the Nasdaq National Market under the symbol “SBKC.”

The aggregate initial offering price of the securities that we offer will not exceed $100,000,000. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus that contains specific information about the offering and the terms of the securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement.

You should refer to the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission and carefully consider that information before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is April 17, 2006

This prospectus is part of a “shelf” registration statement that we filed with the SEC. By using a shelf registration statement, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. Each time we sell any of these securities, we will provide a supplement to this prospectus that contains specific information about the terms of that offering. The supplement may also add, update or change information contained in this prospectus. Before purchasing any of our common stock, you should carefully read both this prospectus and any supplement, together with the additional information incorporated into this prospectus or described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and have incorporated by reference, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, we refer to common stock, senior debt securities, subordinated debt securities, and units collectively as “securities.” The terms “we,” “us,” and “our” refer to Security Bank Corporation, and our subsidiaries, Security Bank of Bibb County, Security Bank of North Metro, Security Bank of Houston County, Security Bank of Jones County, Neighbors Bank and Fairfield Financial Services, Inc.; except that in the discussion of our capital stock and related matters these terms refer solely to Security Bank Corporation and not to any of our subsidiaries.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s Internet site found at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a) Our Annual Report on Form 10-K for the year ended December 31, 2005;

(b) The description of the common stock set forth in our Registration Statement on Form 8-A (SEC File No. 000-23261) and any amendment or report filed for the purpose of updating such description; and

(c) All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of this offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act).

We will provide to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any or all of the information that we have incorporated by reference into this prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address:

SECURITY BANK CORPORATION

4219 FORSYTH ROAD

MACON, GEORGIA 31210

(478) 722-6200

ATTENTION: Jim McLemore

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A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement-prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “would,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar words and expressions of future intent.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in our forward-looking statements we make or incorporate by reference in this prospectus include, but are not limited to:

•	the costs of integrating our operations with the various banks we may acquire, which could be greater than we expect;

•	potential customer loss and deposit attrition as a result of the merger and the failure to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	our ability to effectively manage interest rate risk and other market risk, credit risk and operational risk;

•	our ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support our business;

•	our ability to expand into new markets;

•	possible changes in the quality or composition of our loans or investment portfolios, including adverse developments in borrowers’ industries or in the repayment ability of individual borrowers or issuers;

•	our ability to keep pace with technological changes;

•	our ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by our customers and potential customers;

•	the cost and other effects of material contingencies;

•	further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, credit unions and finance companies, may increase competitive pressures and affect our ability to preserve our customer relationships and margins;

•	possible changes in general economic and business conditions in the United States in general and in the larger region and communities we serve in particular may lead to a deterioration in credit quality, thereby requiring increases in our provision for credit losses, or a reduced demand for credit, thereby reducing earning assets;

•	the threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty; and

•	possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards.

The cautionary statements in this prospectus or any prospectus supplement also identify important factors and possible events that involve risk and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. We do not intend, and undertake no obligation, to update or revise any forward-looking statements contained, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

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SECURITY BANK CORPORATION

We are a multi-bank holding company headquartered in Macon, Georgia. Since our formation on February 10, 1994, we have made several strategic acquisitions which have expanded our market presence throughout Middle Georgia, as well as to the northern and southeastern coastal regions of Georgia.

Through our banking subsidiaries, we operate a general commercial and retail banking business. We provide a full range of lending services, including real estate, and commercial and consumer loans to both individuals and small-to-medium sized businesses located in our markets. We complement our lending operations with a full range of retail and commercial banking products and services, including checking, savings and money market accounts, certificates of deposit, credit cards, individual retirement accounts, safe deposit accounts, money orders, and electronic funds transfer services.

Each of our subsidiary banks operates autonomously under the corporate umbrella of Security Bank Corporation. As a result, each bank has its own board of directors and management comprised of persons known in the local community in which that bank operates. We provide significant assistance and oversight, however, to our subsidiary banks in areas such as budgeting, marketing, human resource management, credit administration, operations and funding. This allows us to maintain efficient centralized reporting and policies while maintaining local decision-making capabilities, which we believe enables us to compete effectively in our current markets.

In addition to our traditional banking services, we also operate Fairfield Financial Services, Inc., which is a traditional residential mortgage originator and interim real estate development lender with a number of production locations throughout Georgia.

Our principal executive offices are located at 4219 Forsyth Road, Macon, Georgia 31210 and our telephone number is (478) 722-6200.

USE OF PROCEEDS

We intend to use the net proceeds from sales of our securities as set forth in the applicable prospectus supplement or pricing supplement relating to a specific issuance of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The Company’s consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2005 are as follows:

	Year Ended December 31,
	2001	2002	2003	2004	2005
Ratio of Earnings to Fixed Charges (1)	1.41x	1.68x	2.04x	2.33x	1.91x

(1)	Earnings are defined as the sum of earnings before income taxes, fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges are defined as interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, plus interest within rent expense, which is estimated to be one-third of rental expense (a common practice within the banking industry.

DESCRIPTION OF SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our common stock, debt securities, warrants, and units that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement and other offering material.

DESCRIPTION OF COMMON STOCK

In this section, we describe the material features and rights of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, our bylaws and to applicable Georgia law.

General

Our authorized capital stock consists of 25,000,000 shares of common stock, $1.00 par value per share. Our shares of common stock are traded on The Nasdaq National Market under the symbol “SBKC.”

Holders of our common stock are entitled to:

•	one vote for each share of common stock held;

•	receive dividends if and when declared by our board of directors from our unreserved and unrestricted earned surplus or our unreserved and unrestricted net earnings for the current fiscal year; and

•	share ratably in our net assets, legally available to our shareholders in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment.

Holders of our common stock have no preemptive, subscription, redemption, conversion or cumulative voting rights. Additionally, our articles of incorporation do not authorize the issuance of any other class of securities. Our outstanding common stock is fully paid and nonassessable.

Our articles of incorporation and bylaws contain various protective provisions that would have the effect of impeding an attempt to change or remove our board of directors or to gain control of our outstanding shares, as well as provisions that limit liability or provide indemnification for directors and executive officers. These provisions are discussed in more detail below.

•

Under the Georgia Business Corporation Code, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation’s property and a share exchange generally must be approved by a majority of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws requires otherwise. Our articles of incorporation require the affirmative vote of the holders of two-thirds of the issued and outstanding shares of common stock to approve a share exchange, merger, consolidation or sale, lease, transfer, exchange, or other disposition (in one transaction or in a series of related transactions) of all or substantially all of the assets of Security Bank Corporation or any of its affiliates to another corporation, person or entity. However, our articles of incorporation permit our board, by a two-thirds vote, to approve a merger or share exchange in which Security Bank Corporation is the surviving entity or the acquiring corporation, without receiving the approval of our shareholders, provided that (i) the articles of incorporation of the surviving corporation will not differ from the articles of incorporation before the merger or share exchange, (ii) each share of Security Bank Corporation outstanding before the merger or share exchange will be an identical outstanding or reacquired share after the merger or share exchange, and (iii) the number and kind of shares outstanding after the merger or share exchange, plus the number and kind of shares issuable as a result thereof, whether by conversion, exercise of rights or warrants or otherwise, will not exceed the total number and kind of shares authorized by our articles of incorporation before the merger or share exchange.

•	Our articles of incorporation provide that, with certain exceptions mandated by the Georgia Business Corporation Code, directors are not liable to us or our shareholders for monetary damages for breach of their fiduciary duty of care.

•	The Georgia Business Corporation Code permits a corporation to indemnify a director if the director seeking indemnification acted in good faith and reasonably believed (i) in the case of conduct in his or her official capacity, that his or her action was in the best interest of the corporation, (ii) in all other cases, that his or her action was not opposed to the best interests of the corporation, and (iii) in the case of any criminal proceedings, that he or she had no reasonable cause to believe his or her conduct was unlawful, provided that indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. The Georgia Business Corporation Code prohibits indemnification of a director with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was received by him or her. Our bylaws permit indemnification or reimbursement of our directors, officers, trustees, employees and agents, and their heirs, executors and administrators, to the fullest extent permitted by the Georgia Business Corporation Code. Our bylaws require the approval of a court of competent jurisdiction, the majority of the holders of record of our common stock, or the majority of the board of directors (excluding the votes of any directors subject to the proceeding) for the indemnification of any director, officer, trustee, employee or agent in relation to a proceeding that is the subject of a compromise settlement.

•	Our board of directors is divided into three classes, which are designated as Class I, Class II and Class III. The members of each class are elected for a term of three years and until their successors are elected and qualified. These classes are as nearly equal in number as the then total number of directors constituting the entire board of directors shall permit, with the terms of office of all member of one class expiring each year.

•	Our bylaws provide that the entire board of directors or any individual director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors, and further provide for the removal of a director from office by the board of directors if that director is adjudicated as incompetent by a court, if he is convicted of a felony, or if he fails to attend regular meetings of the board of directors for three consecutive meetings without having been excused by the board of directors. Pursuant to the Georgia Business Corporation Code, a vacancy occurring in the board of directors for any reason may be filled by either the shareholders of the corporation or the board of directors.

•	Special meetings of shareholders may be called at any time by the chairman of the board, president, or majority vote of the board. Special meetings of shareholders also may be called at the written request of the holders of 25% or more of our outstanding shares of common stock entitled to vote in an election of director.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the debt securities contains certain general terms that may apply to the debt securities. The specific terms of any debt securities will be described in one or more prospectus supplements relating to those debt securities and other offering materials we may provide.

We are a holding company and conduct substantially all of our operations through subsidiaries. As a result, claims of holders of the debt securities will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries. In addition, our right to participate as a shareholder in any distribution of assets of any subsidiary (and thus the ability of holders of the debt securities to benefit as creditors of the company from such distribution) is junior to creditors of that subsidiary.

We may issue debt securities from time to time in one or more series. The debt securities may be denominated and payable in U.S. dollars or foreign currencies. We may also issue debt securities, from time to time, with the principal amount, interest or other amounts payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices, indices or any other financial, economic or other measure or instrument, including the occurrence or non-occurrence of any event or circumstance. In addition, we may issue debt securities as part of units issued by us. All references in this prospectus or any prospectus supplement to other amounts will include premium, if any, other cash amounts payable under the applicable indenture, and the delivery of securities or baskets of securities under the terms of the debt securities. Debt securities may bear interest at a fixed rate, which may be zero, or a floating rate.

Any prospectus supplement and other offering materials we may provide relating to the particular series of debt securities being offered will specify the particular terms of, and other information relating to, those debt securities.

Some of the debt securities may be issued as original issue discount debt securities (the “Original Issue Discount Securities”). Original Issue Discount Securities bear no interest or bear interest at below market rates and will be sold at a discount below their stated principal amount. The prospectus supplement relating to an issue of Original Issue Discount Securities will contain information relating to United States federal income tax, accounting, and other special considerations applicable to Original Issue Discount Securities.

Holders may present debt securities for exchange or transfer, in the manner, at the places and subject to the restrictions stated in the debt securities and described in the applicable prospectus supplement and other offering material we may provide. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations provided in the applicable indenture pursuant to which such debt securities are issued.

Holders may transfer debt securities in definitive bearer form and the related coupons, if any, by delivery to the transferee. If any of the securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities.

We will generally have no obligation to repurchase, redeem, or change the terms of debt securities upon any event (including a change in control) that might have an adverse effect on our credit quality.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common stock or preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants, if any, under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we offer will include specific terms relating to the offering, including, among others, the aggregate number of warrants offered, the exercise price of the warrants, the dates or periods during which the warrants are exercisable and any other specific terms of the warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see “Incorporation of Certain Information By Reference” and “Where You can Find More Information.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF UNITS

We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and

•	whether the units will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of the applicable unit agreement if we offer units, see “Incorporation of Certain Information By Reference” and “Where You can Find More Information.” We urge you to read the applicable unit agreement and the applicable prospectus supplement and any other offering material in their entirety.

PLAN OF DISTRIBUTION

We may sell our securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. The prospectus supplement will set forth the terms of the offering of such common stock, including:

•	the name or names of any underwriters, dealers or agents and the type and amounts of securities underwritten or purchased by each of them; and

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates in connection with those derivatives then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

LEGAL MATTERS

The legality and validity of the securities offered from time to time under this prospectus will be passed upon by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated herein by reference and in the registration statement in reliance upon the reports of McNair, McLemore, Middlebrooks & Co., LLP, independent registered public accounting firm, and incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

1,500,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

May 11, 2006